UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1805, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits
99.1	Technical Report
99.2	Consent of Ramon Mendoza Reyes, P.Eng.
99.3	Consent of Maria Elena Vazquez Jaimes
99.4	Consent of Jesus M. Velador Beltran, QP
99.5	Consent of Peter Oshust, P.Geo.
99.6	Certificate of Ramon Mendoza Reyes, P.Eng.
99.7	Certificate of Maria Elena Vazquez Jaimes, P.Geo.
99.8	Certificate of Jesus M. Velador Beltran, MMSA QP Geology
99.9	Certificate of Peter Oshust P.Geo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

March 29, 2016